UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Innovative Industrial Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45781V101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781V101	Schedule 13G	Page 2 of 8

1.	Name of Reporting Persons: Milestone Investments, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 215,140
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 215,140
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,140
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4% (1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Calculated based on 3,350,000 shares of common stock, par value $0.001 per share (“Common Shares”), of Innovative Industrial Properties, Inc. (the “Company”) outstanding, according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

CUSIP No. 45781V101	Schedule 13G	Page 3 of 8

1.	Name of Reporting Persons: Wicklow Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 215,140
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 215,140
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,140
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4% (1)
12.	Type of Reporting Person (See Instructions): CO, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

CUSIP No. 45781V101	Schedule 13G	Page 4 of 8

1.	Name of Reporting Persons: Daniel V. Tierney 2003 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 215,140
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 215,140
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,140
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4% (1)
12.	Type of Reporting Person (See Instructions): OO, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

CUSIP No. 45781V101	Schedule 13G	Page 5 of 8

1.	Name of Reporting Persons: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 215,140
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 215,140
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,140
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4% (1)
12.	Type of Reporting Person (See Instructions): IN, HC

(1)	Calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Item 1.	(a)	Name of Issuer Innovative Industrial Properties, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 17190 Bernardo Center Drive San Diego, CA 92128

Item 2.	(a)

Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

Milestone Investments, LP (“Milestone”)

Wicklow Capital, Inc. (“Wicklow”)

Daniel V. Tierney 2003 Trust (the “Trust”)

Daniel V. Tierney (“Tierney”)

	(b)	Address of Principal Business Office 737 N. Michigan Ave., Suite 2100 Chicago, IL 60611

	(c)	Citizenship Milestone: Alaska Wicklow: Illinois Trust: United States Tierney: United States

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 45781V101

Item 3.	Type of Filing.

Not Applicable.

Item 4.	Ownership.

Each of Wicklow, the Trust and Tierney may be deemed the beneficial owner of 215,140 Common Shares directly held by Milestone, which is approximately 6.4% of the Common Shares outstanding. The foregoing percentage was calculated based on 3,350,000 Common Shares outstanding according to the prospectus dated November 30, 2016 relating to the Company’s Registration Statement on Form S-11 (File No. 333-214148).

Wicklow is the general partner of Milestone. The Trust is the sole stockholder of Wicklow and the sole limited partner of each of Milestone. Tierney is the trustee and sole beneficiary of the Trust and has sole voting and dispositive power over the securities held by the Trust. In such capacities, each of Wicklow, the Trust and Tierney share voting and dispositive power over 215,140 Common Shares with Milestone.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

MILESTONE INVESTMENTS, LP

By:	Wicklow Capital, Inc., its general partner

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

WICKLOW CAPITAL, INC.

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

DANIEL V. TIERNEY 2003 TRUST

By:	/s/ Daniel V. Tierney
Name:	Daniel V. Tierney
Title:	Trustee

/s/ Daniel V. Tierney
DANIEL V. TIERNEY

8